-----------------------------
                                                        OMB APPROVAL
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                   UNITED STATES                  OMB Number:         3235-0145
         SECURITIES AND EXCHANGE COMMISSION       Expires:     October 31, 1994
              Washington, D.C. 20549              Estimated average burden
                                                  hours per response......14.90
                                                  -----------------------------
                                  SCHEDULE 13D

                    Under the Securities Exchange Act of 1934
                                (Amendment No._)*



                            Rigel Energy Corporation
- - --------------------------------------------------------------------------------
                                (Name of Issuer)


                            Common Stock No Par Value
- - --------------------------------------------------------------------------------
                         (Title of Class of Securities)


                                    76655L101
- - --------------------------------------------------------------------------------
                                 (CUSIP Number)

                 Scott B. Bernstein, Esq., Caxton Corporation,
           315 Enterprise Drive, Plainsboro, NJ 08536, (609) 936-2580
- - --------------------------------------------------------------------------------
                 (Name, Address and Telephone Number of Person
               Authorized to Receive Notices and Communications)



                                January 11, 1996
- - --------------------------------------------------------------------------------
             (Date of Event which Requires Filing of this Statement)



If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box [].

Check the following box if a fee is being paid with the statement [X]. (A fee is not required only if the reporting person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class.) (See Rule 13d-7.)

Note: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                                  SCHEDULE 13D

CUSIP NO.   76655L101                              Page   2    of   11   Pages
            ---------                                    ---       ----

- - --------------------------------------------------------------------------------
1    NAME OF REPORTING PERSON
     S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

          Caxton International Limited
- - --------------------------------------------------------------------------------
2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*                (a) []
                                                                      (b) []

- - --------------------------------------------------------------------------------
3    SEC USE ONLY


- - --------------------------------------------------------------------------------
4    SOURCE OF FUNDS*

          OO
- - --------------------------------------------------------------------------------
5    CHECK BOX IF DISCLOSURE  OF LEGAL  PROCEEDINGS  IS REQUIRED  PURSUANT TO
     ITEMS 2(d) or 2(e)


- - --------------------------------------------------------------------------------
6    CITIZENSHIP OR PLACE OR ORGANIZATION

          British Virgin Islands
- - --------------------------------------------------------------------------------
                    7    SOLE VOTING POWER

                              0
    NUMBER OF      -------------------------------------------------------------
     SHARES         8    SHARED VOTING POWER
  BENEFICIALLY
    OWNED BY                  2,538,516
      EACH         -------------------------------------------------------------
    REPORTING       9    SOLE DISPOSITIVE POWER
     PERSON
      WITH                    0
                   -------------------------------------------------------------
                    10   SHARED DISPOSITIVE POWER

                              2,538,516
- - --------------------------------------------------------------------------------
11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

          2,538,516
- - --------------------------------------------------------------------------------
12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES* []


- - --------------------------------------------------------------------------------
13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

          4.60%
- - --------------------------------------------------------------------------------
14   TYPE OF REPORTING PERSON*

          CO
- - --------------------------------------------------------------------------------
                      *SEE INSTRUCTIONS BEFORE FILLING OUT!
          INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7
      (INCLUDING EXHIBITS) OF THE SCHEDULE, AND THE SIGNATURE ATTESTATION.

                                  SCHEDULE 13D

CUSIP NO.   76655L101                              Page   3   of   11   Pages
         -----------------                              -----    ------

- - --------------------------------------------------------------------------------
1    NAME OF REPORTING PERSON
     S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

          Overbrook Limited Partnership
- - --------------------------------------------------------------------------------
2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*                (a) []
                                                                      (b) []

- - --------------------------------------------------------------------------------
3    SEC USE ONLY


- - --------------------------------------------------------------------------------
4    SOURCE OF FUNDS*

          WC
- - --------------------------------------------------------------------------------
5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
     ITEMS 2(d) or 2(e)


- - --------------------------------------------------------------------------------
6    CITIZENSHIP OR PLACE OR ORGANIZATION

          Delaware, United States of America
- - --------------------------------------------------------------------------------
                    7    SOLE VOTING POWER

                              0
    NUMBER OF     --------------------------------------------------------------
     SHARES         8    SHARED VOTING POWER
  BENEFICIALLY
    OWNED BY                  281,141
      EACH        --------------------------------------------------------------
    REPORTING       9    SOLE DISPOSITIVE POWER
     PERSON
      WITH                    0
                  --------------------------------------------------------------
                    10   SHARED DISPOSITIVE POWER

                              281,141
- - --------------------------------------------------------------------------------
11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

          281,141
- - --------------------------------------------------------------------------------
12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*  []


- - --------------------------------------------------------------------------------
13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

          .51%
- - --------------------------------------------------------------------------------
14   TYPE OF REPORTING PERSON*

          PN
- - --------------------------------------------------------------------------------
                      *SEE INSTRUCTIONS BEFORE FILLING OUT!
          INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7
      (INCLUDING EXHIBITS) OF THE SCHEDULE, AND THE SIGNATURE ATTESTATION.

                                  SCHEDULE 13D

CUSIP NO.   76655L101                              Page    4    of   11   Pages
         -----------------                              -------    ------

- - --------------------------------------------------------------------------------
1    NAME OF REPORTING PERSON
     S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

          Bruce S. Kovner
- - --------------------------------------------------------------------------------
2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*                (a) []
                                                                      (b) []

- - --------------------------------------------------------------------------------
3    SEC USE ONLY


- - --------------------------------------------------------------------------------
4    SOURCE OF FUNDS*

          WC
- - --------------------------------------------------------------------------------
5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
     ITEMS 2(d) or 2(e)


- - --------------------------------------------------------------------------------
6    CITIZENSHIP OR PLACE OR ORGANIZATION

          United States
- - --------------------------------------------------------------------------------
                    7    SOLE VOTING POWER

                              2,113,538
    NUMBER OF     --------------------------------------------------------------
     SHARES         8    SHARED VOTING POWER
  BENEFICIALLY
    OWNED BY                  2,819,657
      EACH        --------------------------------------------------------------
    REPORTING       9    SOLE DISPOSITIVE POWER
     PERSON
      WITH                    2,113,538
                  --------------------------------------------------------------
                    10   SHARED DISPOSITIVE POWER

                              2,819,657
- - --------------------------------------------------------------------------------
11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

          4,933,195
- - --------------------------------------------------------------------------------
12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*  []


- - --------------------------------------------------------------------------------
13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

          8.95%
- - --------------------------------------------------------------------------------
14   TYPE OF REPORTING PERSON*

          IN
- - --------------------------------------------------------------------------------
                      *SEE INSTRUCTIONS BEFORE FILLING OUT!
          INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7
      (INCLUDING EXHIBITS) OF THE SCHEDULE, AND THE SIGNATURE ATTESTATION.

                                  SCHEDULE 13D

CUSIP NO.   76655L101                              Page    5    of   11   Pages
         -----------------                              -------    ------

- - --------------------------------------------------------------------------------
1    NAME OF REPORTING PERSON
     S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

          Peter P. D'Angelo
- - --------------------------------------------------------------------------------
2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*                (a) []
                                                                      (b) []

- - --------------------------------------------------------------------------------
3    SEC USE ONLY


- - --------------------------------------------------------------------------------
4    SOURCE OF FUNDS*

          PF
- - --------------------------------------------------------------------------------
5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
     ITEMS 2(d) or 2(e)


- - --------------------------------------------------------------------------------
6    CITIZENSHIP OR PLACE OR ORGANIZATION

          United States
- - --------------------------------------------------------------------------------
                    7    SOLE VOTING POWER

                              71,548
    NUMBER OF     --------------------------------------------------------------
     SHARES         8    SHARED VOTING POWER
  BENEFICIALLY
    OWNED BY                  0
      EACH        --------------------------------------------------------------
    REPORTING       9    SOLE DISPOSITIVE POWER
     PERSON
      WITH                    71,548
                  --------------------------------------------------------------
                    10   SHARED DISPOSITIVE POWER

                              0
- - --------------------------------------------------------------------------------
11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

          71,548
- - --------------------------------------------------------------------------------
12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES* []


- - --------------------------------------------------------------------------------
13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

          .13%
- - --------------------------------------------------------------------------------
14   TYPE OF REPORTING PERSON*

          IN
- - --------------------------------------------------------------------------------
                      *SEE INSTRUCTIONS BEFORE FILLING OUT!
          INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7
      (INCLUDING EXHIBITS) OF THE SCHEDULE, AND THE SIGNATURE ATTESTATION.

                                  SCHEDULE 13D

CUSIP NO.   76655L101                              Page    6    of   11   Pages
         -----------------                              -------    ------

- - --------------------------------------------------------------------------------
1    NAME OF REPORTING PERSON
     S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

          Troye Limited Partnership
- - --------------------------------------------------------------------------------
2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*                (a) []
                                                                      (b) []

- - --------------------------------------------------------------------------------
3    SEC USE ONLY


- - --------------------------------------------------------------------------------
4    SOURCE OF FUNDS*

          WC
- - --------------------------------------------------------------------------------
5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
     ITEMS 2(d) or 2(e)


- - --------------------------------------------------------------------------------
6    CITIZENSHIP OR PLACE OR ORGANIZATION

          Connecticut, United States of America
- - --------------------------------------------------------------------------------
                    7    SOLE VOTING POWER

                              0
    NUMBER OF     --------------------------------------------------------------
     SHARES         8    SHARED VOTING POWER
  BENEFICIALLY
    OWNED BY                  0
      EACH        --------------------------------------------------------------
    REPORTING       9    SOLE DISPOSITIVE POWER
     PERSON
      WITH                    0
                  --------------------------------------------------------------
                    10   SHARED DISPOSITIVE POWER

                              0
- - --------------------------------------------------------------------------------
11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

          0
- - --------------------------------------------------------------------------------
12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*  []


- - --------------------------------------------------------------------------------
13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

          0
- - --------------------------------------------------------------------------------
14   TYPE OF REPORTING PERSON*

          PN
- - --------------------------------------------------------------------------------
                      *SEE INSTRUCTIONS BEFORE FILLING OUT!
          INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7
      (INCLUDING EXHIBITS) OF THE SCHEDULE, AND THE SIGNATURE ATTESTATION.

Item 1.  Security and Issuer.
         -------------------

     This Statement relates to the Common Stock, no par value (the "Common Stock"), of Rigel Energy Corporation, an Alberta, Canada corporation (the "Company"), 1900 Bow Valley Square, 3255 5th Avenue S.W., Calgary, Alberta T2P 3G6, Canada. The Common Stock is traded primarily on the Toronto and Montreal Stock Exchanges.


Item 2.  Identify and Background.
         -----------------------

     (a) Name. This Statement is filed by (i) Caxton International Limited, a British Virgin Islands corporation ("Caxton International"), with respect to the shares of Common Stock beneficially owned by it; (ii) Overbrook Limited Partnership, a Delaware limited partnership ("Overbrook"), with respect to the shares of Common Stock beneficially owned by it; (iii) Mr. Bruce Kovner, with respect to the shares of Common Stock beneficially owned by him; (iv) Mr. Peter
P. D'Angelo, with respect to the shares of Common Stock beneficially owned by him and (v) Troye Limited Partnership, a Connecticut limited partnership ("Troye"), with respect to the shares of Common Stock beneficially owned by it from January 11, 1996 through January 17, 1996, after which time Troye no longer beneficially owned any shares of Common Stock.

     Mr. Kovner is the sole shareholder of Caxton Corporation ("Caxton"). Caxton is the general partner of Overbrook and was the general partner of Troye. In this capacity, Caxton directs Overbrook's (and formerly directed Troye's) securities investments and is vested with authority over the voting and disposition of the shares of Common Stock beneficially owned by Overbrook and formerly beneficially owned by Troye.

     Prior to April 1, 1996, Caxton also was Caxton International's trading advisor. Subject to termination of its contractual relationship with Caxton International by a vote of Caxton International's Board of Directors, Caxton acted on behalf of Caxton International as its trading advisor. In such capacity, Caxton directed Caxton International's securities investment and was vested with authority over the voting and disposition of the shares of Common Stock beneficially owned by Caxton International.

     Effective April 1, 1996, Caxton's authority as trading advisor to Caxton International was assigned by Caxton to Caxton Associates, L.L.C., a Delaware limited liability company ("Caxton Associates"). Caxton is the Manager and majority owner of Caxton Associates. In such capacity, Caxton Associates directs Caxton International's securities investments and is vested with authority over voting and disposition of the shares of Common Stock beneficially owned by Caxton International.

     (b) Business Address. The address of the principal business office of Caxton International is c/o its Manager, Leeds Management Services Limited, 129 Front Street, Penthouse, Hamilton HM12, Bermuda. The business address of Mr. Kovner and Mr.

                               Page 7 of 11 pages

D'Angelo is 667 Madison Avenue, New York, New York 10021. The address of the principal business office of Overbrook is c/o its general partner, Caxton Corporation, 315 Enterprise Drive, Plainsboro, New Jersey 08536. The address of the principal business office of Troye was c/o its general partner, Caxton Corporation, 315 Enterprise Drive, Plainsboro, New Jersey 08536.

     (c) Principal Occupation. The principal business of Caxton International is, and the principal business of Troye was, engaging in the trading and investing in international currency, financial and commodity interests, as well as securities and other investments. The principal business of Overbrook is that of a private investment firm engaging in the purchase and sale of securities, commodities and other investments. The principal occupation of Mr. Kovner is Chairman of Caxton. The principal occupation of Mr. D'Angelo is President of Caxton.

     (d) None of Caxton International, Overbrook, Troye, Mr. Kovner or Mr. D'Angelo has, during the last five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

     (e) None of Caxton International, Overbrook, Troye, Mr. Kovner or Mr. D'Angelo has, during the last five years, been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, Federal or state securities laws or finding any violation with respect to such laws.

     (f) Each of Messrs. Kovner and D'Angelo is a United States citizen.


Item 3.  Source and Amount of Funds or Other Consideration.

     The  purchases  of the Common  Stock by each of the persons  referred to in
Item 2(a) were made pursuant to an offer made by the Company to purchase (the "Offer") all of the outstanding common shares (the "Inverness Shares") of Inverness Petroleum Ltd. ("Inverness"). Each shareholder of Inverness Shares who tendered such shares pursuant to the Offer received 0.625 shares of Common Stock for each Inverness Share. With respect to Caxton International, the Inverness Shares which were tendered pursuant to the Offer were acquired by Caxton International from its shareholders in exchange for stock of Caxton International. With respect to Overbrook and Troye, the purchase price for the Inverness Shares which were tendered pursuant to the Offer had been originally furnished from the investment capital of the respective entity. With respect to Messrs. Kovner and D'Angelo, the purchase price for the Inverness Shares which were tendered pursuant to the Offer had been originally furnished by their respective personal funds. No part of the purchase price for the shares of Common Stock beneficially owned by each of the persons referred to in Item 2(a) is or will be represented by funds or other consideration borrowed or otherwise

                               Page 8 of 11 pages
obtained for the purpose of acquiring, holding, trading or voting such shares of Common Stock.

     On January 11, 1996, Caxton International tendered 4,061,625 Inverness Shares and received 2,538,516 shares of Common Stock, Overbrook tendered 449,825 Inverness Shares and received 281,141 shares of Common Stock, Troye tendered 1,037,771 Inverness Shares and received 648,607 shares of Common Stock, Mr. Kovner tendered 3,381,660 Inverness Shares and received 2,113,538 shares of Common Stock and Mr. D'Angelo tendered 114,476 Inverness Shares and received 71,548 shares of Common Stock.

Item 4.  Purpose of Transaction.

     The purpose of the acquisition of shares of Common Stock by each of Caxton International, Overbrook, Mr. Kovner and Mr. D'Angelo is for investment. Each of such persons may make further purchases of Common Stock from time to time and may dispose of any or all of the shares of Common Stock beneficially owned by it at any time. Neither Caxton International, Overbrook, Mr. Kovner nor Mr. D'Angelo has any plans or proposals which relate to, or could result in, any of the matters referred to in paragraphs (b) through (j), inclusive, of Item 4 of
Schedule 13D. Such entities and persons may, at any time and from time to time, review or reconsider their position with respect to the Common Stock or the Company, and may, at any time and from time to time, formulate plans or proposals with respect to any of such matters, but such entities and persons have no present intention of so doing.


Item 5.

     (a) As of January 11, 1996 and as of the date hereof, (i) Caxton International beneficially owns 2,538,516 shares of Common Stock, constituting approximately 4.60% of such shares outstanding; (ii) Overbrook beneficially owns 281,141 shares of Common Stock, constituting approximately .51% of such shares outstanding; (iii) Mr. Kovner beneficially owns 4,933,195 shares of Common Stock, constituting approximately 8.95% of such shares outstanding; and (iv) Mr. D'Angelo beneficially owns 71,548 shares of Common Stock, constituting approximately .13% of such shares outstanding. As of January 11, 1996, Troye beneficially owned 648,607 shares of Common Stock, constituting approximately 1.18% of such shares then outstanding. On January 17, 1996, Troye sold all 648,607 shares of Common Stock which it then beneficially owned at a price per share of CN$13.125 in a brokered transaction through and pursuant to the rules of the Toronto Stock Exchange. By reason of Rule 13d-3 under the Securities Exchange Act of 1934, as amended (the "Exchange Act"), Mr. Kovner may be deemed to beneficially own the shares of Common Stock beneficially owned by him individually and the shares of Common Stock beneficially owned by each of Caxton International and Overbrook (see Item 2(a) above). When such shares are totaled (4,933,195 shares), they constitute approximately 8.95% of such shares outstanding. The percentages used herein are calculated based upon the 55,138,001 shares

                               Page 9 of 11 pages
of Common Stock issued and outstanding as of January 11, 1996. The calculation of 55,138,001 shares of Common Stock outstanding is based upon (a) 35,618,822 shares of Common Stock outstanding prior to January 11, 1996, the effective date of the Offer, plus (b) 19,519,179 shares of Common Stock issued in connection with the Offer with respect to tendered Inverness Shares. These figures are based upon conversations with the Company.

     (b) Except as set forth in the following sentence, each of the persons referred to in paragraph (a) has the sole power to vote and to dispose of the shares of Common Stock beneficially owned by them. Mr. Kovner, as the Chairman of Caxton, which is (i) the general partner of Overbrook and (ii) the Manager and majority owner of Caxton Associates (the trading advisor to Caxton International), has the power to vote (or direct the vote of) and to dispose of (or direct the disposition of) the shares of Common Stock beneficially owned by Overbrook and Caxton International.

     (c)  No  transactions  were  effected  by  any  of  Caxton   International,
Overbrook, Mr. Kovner, Mr. D'Angelo or Troye during the past sixty days.

     (d) No person other than each respective record owner referred to herein of shares of Common Stock is known to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, such shares of Common Stock.

     (e)  Not applicable.


Item 6.  Contracts, Arrangements, Understandings or Relation-
            ships with Respect to Securities of the Issuer.

     Except as described above, there are no contracts, arrangements, understandings or relationships (legal or otherwise) among the persons named in
Item 2 hereof or between such persons and any other person with respect to any securities of the Company, including but not limited to transfer or voting of any of the securities, finder's fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, divisions of profits or loss, or the giving or withholding of proxies.


Item 7.  Material to be Filed as Exhibits.

     1. There is filed herewith as Exhibit 1 a written agreement relating to the filing of joint acquisition statements as required by Rule 13d-1(f)(1) under the Exchange Act.

                               Page 10 of 11 pages

     After reasonable inquiry and to the best of the undersigned' knowledge and belief, the undersigned certify that the information set forth in this statement is true, complete and correct.


Dated:  May ___, 1996           CAXTON INTERNATIONAL LIMITED


                                By:_____________________________________________
                                   Name:
                                   Title:


                                By:_____________________________________________
                                    Name:
                                    Title:


                                OVERBROOK LIMITED PARTNERSHIP


                                By:_____________________________________________
                                   Name:
                                   Title:


                                TROYE LIMITED PARTNERSHIP


                                By:_____________________________________________
                                    Name:
                                    Title:

                                ________________________________________________
                                Bruce S. Kovner


                                ________________________________________________
                                Peter P. D'Angelo


                               Page 11 of 11 pages

                                                                    Exhibit 1

                           JOINT ACQUISITION STATEMENT
                          PURSUANT TO RULE 13d-1(f)(1)


     The  undersigned  acknowledge  and agree that the  foregoing  statement  on
Schedule 13D is filed on behalf of each of the undersigned and that all subsequent amendments to this statement on Schedule 13D shall be filed on behalf of each of the undersigned without the necessity of filing additional joint acquisition statements. The undersigned acknowledge that each shall be responsible for the timely filing of such amendments, and for the completeness and accuracy of the information concerning him or it contained therein, but shall not be responsible for the completeness and accuracy of the information concerning the other, except to the extent that he or it knows or has reason to believe that such information is inaccurate.


Dated:  May ___, 1996           CAXTON INTERNATIONAL LIMITED


                                By:_____________________________________________
                                   Name:
                                   Title:


                                By:_____________________________________________
                                   Name:
                                   Title:

                                OVERBROOK LIMITED PARTNERSHIP


                                By:_____________________________________________
                                   Name:
                                   Title:


                                TROYE LIMITED PARTNERSHIP


                                By:_____________________________________________
                                   Name:
                                   Title:

                                ------------------------------------------------
                                Bruce S. Kovner


                                ------------------------------------------------
                                Peter P. D'Angelo